300 North LaSalle Street
Chicago, Illinois  60654

Paul D. Zier
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2180		(312) 862-2200
paul.zier@kirkland.com	www.kirkland.com

May 8, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Attention: Mara L. Ransom

Lisa Kohl

Jarrett Torno

Andrew Mew

Yong Kim

Jennifer Thompson

Re:                             NRG Energy, Inc.
Registration Statement on Form S-4

Filed March 22, 2013

File No. 333-187445

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 001-15891

GenOn Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 001-16455

GenOn Americas Generation, LLC

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 333-63240

GenOn Mid-Atlantic, LLC

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 333-61668

Ladies and Gentlemen:

NRG Energy, Inc., a Delaware corporation (the “Company”), and the other registrants in the Registration Statement (as defined herein) (collectively with the Company, the

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

“Registrants”), have today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-4 (File No. 333-187445) (the “Registration Statement”).

On behalf of the Registrants, we are writing to respond to the comments raised in the letter to the Company, dated April 19, 2013, from the staff of the Securities and Exchange Commission (the “Staff”).  The Registrants’ responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  Where applicable, we have referenced in the Registrants’ responses the appropriate page number of the Amendment.  For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Registration Statement on Form S-4

General

1.                                      We note that you are registering 6.625% Senior Notes due 2023 and the related guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

The Registrants are furnishing a supplemental letter containing the requested statements and representations to the Staff concurrently with this letter.

Exchange Offer, page 18

2.                                      Please revise to state that you will issue any Exchange Notes promptly.  In this regard, we note your statement on page 19 that you will promptly return any certificates for unaccepted Old Notes, but it does not appear that you indicate in your disclosure that you will issue any Exchange Notes promptly after expiration of the exchange offer.  Please refer to Rule 14e-1(c) under the Exchange Act.

Response:

The Registrants have revised the disclosure on pages 4, 19 and 23 of the Amendment in response to the Staff’s comment.

Description of the Notes, page 35

3.                                      Please clarify whether the subsidiary guarantees are “full” and revise your disclosure accordingly.  Please refer to Rule 3-10(f)(2) of Regulation S-X.  Please also cross- reference the guarantee release provisions described on pages 37-38 in the fifth bullet point under “Brief description of the notes,” where you refer to the notes as unconditional.

Response:

The Registrants have revised the disclosure on the cover page of the Amendment and on pages 9, 35 and 37 of the Amendment in response to the Staff’s comment. The Registrants respectfully submit that the subsidiary guarantees are “full and unconditional” as defined by Rule 3-10(h)(2) of Regulation S-X because in the event that the Company fails to make a scheduled payment on the notes, the subsidiary guarantors are obligated to make such payment immediately, and if they do not, any holder of the notes may immediately bring suit directly against the subsidiary guarantors for payment of all amounts due and payable.  Section 10.01 of the Supplemental Indenture, dated as of September 24, 2012 (the “Supplemental Indenture”) to Indenture, dated as of February 2, 2006 (together with the Supplemental Indenture, the “Indenture”), governing the Exchange Notes, provides that failing payment when due of any amount guaranteed or any performance guaranteed for whatever reason, the guarantors will be jointly and severally obligated to pay the same immediately.  In addition, each guarantor has waived under the Supplemental Indenture, diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and have covenanted that the guarantee will not be discharged except by complete performance of the obligations contained in the notes and the Supplemental Indenture.  Please see the Registrants’ response to question number 4 below for more information regarding the “full and unconditional” character of the subsidiary guarantees.

Exhibit Index, page II-145

Exhibit 4.52

4.                                      We note that your subsidiary guarantors may in some circumstances be released from their obligations to guarantee the Exchange Notes issued in your offering.  In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances.  In light of the above, please provide us with your analysis as to how the guarantees constitute “full and unconditional” guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X.  Please address each guarantee release provision in individual detail.

Response:

The Registrants respectfully advise the Staff that each of the subsidiary guarantees may only be released under “customary” circumstances in accordance with the guidance set forth in Section 2510.5 of the Financial Reporting Manual prepared by the staff of the Division of Corporation Finance (the “Manual”), and, therefore, the Registrants respectfully submit that they are entitled to rely on the exceptions contained in Rule 3-10 of Regulation S-X.  The subsidiary guarantee release provisions are contained in section 10.05 of the Supplemental Indenture and summarized on page 38 of the Amendment.  Section 10.05 provides that the subsidiary guarantees may be automatically released in the following circumstances:

•                  Section 10.05(a)(1) and (2): in connection with the sale or other disposition of all or substantially all of the assets of the guarantor and in connection with the sale or other disposition of the capital stock of the guarantor, in each case, subject to certain restrictions.  The first bullet under Section 2510.5 of the Manual provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary is sold or sells all of its assets.

•                  Section 10.05(a)(3) and (4): if the Company designates any restricted subsidiary that is a guarantor to be an unrestricted subsidiary in accordance with applicable provisions therein, or if a subsidiary that is not an “excluded subsidiary” (as defined in the Supplemental Indenture) becomes an “excluded subsidiary.”  Excluded subsidiaries under the Supplemental Indenture include subsidiaries that have certain non-recourse indebtedness, foreign subsidiaries and immaterial subsidiaries of the Company. The second bullet under Section 2510.5 provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically if the subsidiary is declared “unrestricted” for covenant purposes. The Registrants submit that the designation of an excluded subsidiary is analogous to the designation of an unrestricted subsidiary included in the second bullet under Section 2510.5 of the Manual.

•                  Section 10.05(a)(5) and Section 10.05(b): upon defeasance or satisfaction and discharge of the notes and the Supplemental Indenture.  The fourth bullet under Section 2510.5 of the Manual provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the requirements of legal defeasance or covenant defeasance or discharge of the indenture have been satisfied.

•                  Section 10.05(a)(6): upon the dissolution of a guarantor that is permitted under the Supplemental Indenture.  Under Section 4.13 of the Supplemental Indenture, a subsidiary of the Company, including a guarantor, may only be dissolved if the subsidiary has no assets.  The Registrants submit that the release of a guarantor upon its dissolution is analogous to a release upon the sale of a subsidiary or its assets included in the first bullet of Section 2510 of the Manual.

•                  Section 10.05(a)(7): upon the prior written consent of the holders of a majority in aggregate principal amount of the notes, the consent of the lenders under the Company’s credit agreement to release such subsidiary guarantee of its obligations under the credit agreement, or the contemporaneous release of the guarantor’s guarantee of all obligations under the credit agreement. The third bullet under Section 2510.5 of the Manual provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary’s guarantee of other indebtedness is terminated or released.

There are no additional circumstances under which a subsidiary guarantee may be released under the Indenture. Because the subsidiary guarantees can only be released under the customary circumstances explicitly contemplated by, or closely analogous to, the Staff’s guidance, the Registrants respectfully submit that the subsidiary guarantees are “full and unconditional” in accordance with the requirements of Rule 3-10 of Regulation S-X.

Exhibit 5.02

5.                                      Please have counsel remove the binding obligation opinion included in Item 3 on page 2 of the opinion, as counsel cannot provide such an opinion because the Indenture is governed by the laws of the State of New York, and counsel’s opinion is limited to the laws of the State of Minnesota.  Please refer to Section II.B.1.e of Staff Legal Bulletin No. 19, available on our website.

Response:

Leonard, Street and Deinard, A Professional Association, has made the requested revision in response to the Staff’s comment.  Please see Exhibit 5.02 to the Amendment.

Exhibit 5.04

6.                                      Please have counsel remove as inappropriate the assumption at the top of page 2 that counsel has assumed “the truth, accuracy and completeness of the information, representation and warranties contained in the Registration Statement and such other documents, agreements and instruments,” or tell us why counsel believes such an assumption is appropriate.  Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response:

Perkins Coie LLP has made the requested revision in response to the Staff’s comment.  Please see Exhibit 5.04 to the Amendment.

NRG Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012

Item 6. Selected Financial Data, page 59

7.                                      You disclose on page 57 that you commenced the payment of cash dividends during 2012.  Please explain or revise to include cash dividends declared per common share within selected financial data as required by Instruction 2 to Item 301 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company will revise the Selected Financial Data in future filings to include cash dividends declared per common share of $0.09 per common share for the relevant period in 2012.  The Company will include cash dividends in the amount they are declared for all future periods included in subsequent filings.

8.                                      We note your disclosure of asset impairments on page 121 as well as significant business combination activities within Note 3 on page 127.  Instruction 2 to Item 301 of Regulation S-K requires a description of or cross-reference to a discussion of factors that materially affect the comparability of information reflected in selected financial data. Please explain or revise to include such a discussion.

Response:

In response to the Staff’s comment, the Company will revise the footnotes to the “Selected Financial Data” section in future filings to include a reference to Note 3, Business Acquisitions and Dispositions, and specifically to the acquisition of GenOn.  The Company notes that the impact of the acquisition of GenOn on December 15, 2012 was not material to the Company’s 2012 results.  In addition, none of the Company’s other business acquisitions or dispositions in 2012 had a material impact on the Company’s financial results.  The Company will also revise the footnotes to the “Selected Financial Data” section in subsequent filings to include a reference to Note 2, Summary of Significant Accounting Policies, Asset Impairments.

Item 8. Financial Statements and Supplementary Data

Note 3. Business Acquisitions and Dispositions, page 127

9.                                      You disclose on page 129 that the transactions between NRG and GenOn have not been eliminated for the purposes of your supplemental pro-forma disclosure of the results of operations as if NRG and GenOn had combined on January 1, 2011.  Please explain to us why you believe these transactions are not required to be eliminated.  If due to materiality, please provide us with your analysis.

Response:

The Company respectfully informs the Staff that it has reviewed the transactions between NRG and GenOn that occurred in 2011 and 2012 and concluded that such transactions did not have a material impact on the Company’s results of operations.  The Company identified transactions for power purchased by NRG from GenOn that totaled $15 million and $23 million for the year ended December 31, 2011 and the period from January 1, 2012 through December 14, 2012, respectively. If the Company had eliminated these amounts, it would have resulted in a decrease in Operating Revenues of 0.1% and 0.2%, respectively. As the Company deemed these amounts to be immaterial to the pro forma results, the Company did not eliminate these transactions in the pro forma financial statements.

Note 5. Accounting for Derivative Instruments and Hedging Activities, page 137

10.                               We note your disclosure of the volumetric activity of derivative transactions on page 138. With a view toward enhanced transparency, please include a discussion of the reasons for significant changes in the net notional volume of categories of open derivative transactions between periods, such as for your natural gas derivatives.

Response:

In response to the Staff’s comment, the Company will include a discussion on significant changes between periods in future filings.  The format of this discussion is provided below:

“The decrease in the natural gas position from December 31, 2011 to December 31, 2012 was the result of natural gas sales entered into during 2012 to hedge the Company’s conventional power generation and the acquisition of natural gas sales as a result of the acquisition of GenOn.  These amounts are slightly offset by additional purchases of natural gas to hedge on the Company’s retail portfolio.

The increase in the interest rate position from December 31, 2011 to December 31, 2012 was primarily the result of the acquisition of interest rate swaps for GenOn and new interest rate swaps added in 2012 to hedge the Company’s solar projects.  These amounts are slightly offset by the settlement of interest rate swaps.”

Note 11. Debt and Capital Leases, page 148

11.                               Please clarify here and throughout the document whether LIBOR as used in footnote (a) represents 1 month, 3 month or some other LIBOR term.

Response:

In response to the Staff’s comment, the Company will clarify in future filings the term of LIBOR applicable to each borrowing arrangement, which for the majority of the Company’s borrowing is 3 month LIBOR and for certain others is 1 month LIBOR.

Note 22. Regulatory Matters, page 190

12.                               You disclose that you are charging rates subject to refund for the Elrama and Niles generating facilities.  Please tell us and disclose how you accounted for the amounts that are subject to refund and whether you have recorded a liability to reflect a potential refund.

Response:

As of December 31, 2012, the Company had a receivable for the Reliability Must-Run arrangement with PJM Interconnection, LLC for the amounts billed under the arrangement, which related to the period from June 1, 2012 through September 30, 2012. As the charges were subject to refund pending a ruling expected in the first quarter of 2013, the Company had recorded an allowance for the receivable related to the amounts that were challenged by the Federal Energy Regulatory Commission (“FERC”).  In connection with the accounting for the acquisition, the Company revised its receivable to reflect the net amount expected to be received after giving effect to the estimated allowance for the amounts subject to the decision by the FERC. In predecessor periods, the receivable was reduced to the amount that the Company believed was recoverable at that time. The additional reduction to the receivable recorded in connection with acquisition accounting was immaterial to warrant separate disclosure in Note 3, Business Acquisitions and Dispositions, with respect to the description of the accounting for the acquisition of GenOn.

Note 27. Unaudited Quarterly Financial Data, page 195

13.                               We note your disclosure of Net income/(loss) attributable to NRG Energy, Inc. Paragraph (a)(1) of Item 302 of Regulation S-K requires the presentation of both net income (loss) and net income (loss) attributable to the registrant within supplementary financial information.  Please explain or revise to include net income (loss) as well as income available for common stockholders.

Response:

The Company respectfully notes that for all of the quarterly periods in 2011, net income (loss) was equal to net income (loss) attributable to NRG Energy, Inc.  For the quarterly periods in 2012, the differences between net income (loss) and net income (loss) attributable to NRG Energy, Inc. were as follows:

Dollars in millions	Q1	Q2	Q3	Q4	Total Year
Net income (loss)	$579	518	8	259	$(206)
Net income (loss) attributable to NRG Energy, Inc.	$559	516	(1)	251	$(207)
	-4%	0%	n/a	-3%	0%

The Company concluded that these amounts were qualitatively and quantitatively immaterial.  The Company will revise future filings to include both line items.

14.                               Item 302(a)(3) of Regulation S-K requires a description of the effect of any unusual or infrequently occurring items recognized during each full quarter.  Please tell us whether you believe any unusual or infrequently occurring items were recognized during the quarters presented within supplementary financial information and revise if necessary.

Response:

The Company respectfully informs the Staff that it has described the infrequently occurring items that occurred in each quarter in Note 2, Summary of Significant Accounting Policies, Asset Impairments, Note 3, Business Acquisitions and Dispositions, and Note 18, Income Taxes, to its audited financial statements for the year ended December 31, 2012.  In response to the Staff’s comment, the Company will revise the “Unaudited Quarterly Financial Data” section in future filings to either describe the items or to include a cross-reference to the location of the description.

Note 28. Condensed Consolidating Financial Information, page 196

15.                               We note your disclosure that the guarantor subsidiaries are wholly-owned by you.  Please note a subsidiary guarantor only qualifies for relief under paragraph (f) of Rule 3-10 of Regulation S-X if it is 100% owned, as defined within paragraph (h)(1) of Rule 3-10 of Regulation S-X.  For a non-corporate subsidiary, all interests must be owned by the parent.  Please refer to paragraph (aa) of Rule 1-02 of Regulation S-X, which defines a wholly-owned subsidiary as one for whom its parent (and/or the parent’s other wholly- owned subsidiaries) owns substantially all, rather than all, of its voting shares.  Please revise your disclosure to state, if true, that the guarantor subsidiaries are 100% owned by NRG Energy, Inc. or advise us of the basis of your presentation.

Additionally, please tell us and disclose whether the guarantees by certain of your subsidiaries as discussed on page 196 are joint and several.  Refer to paragraph (f) of Rule 3-10 of Regulation S-X.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to state that the guarantor subsidiaries are 100% owned by the Company. In addition, the Company will revise its future filings to disclose that the guarantees are both joint and several.

16.                               Please tell us and disclose the nature of the credit balance of $2,518 million within the Prepayments and other current assets line item and the debit balance of $1,320 million within the Accounts payable line item under the NRG Energy, Inc. column on page 200.

Response:

The Company respectfully notes that the “Prepayments and other current assets” line item of the balance sheet includes the Accounts Receivable — affiliate balances for the guarantor and non-guarantor subsidiaries, and the credit balance of $2,518 million in that line item represents the corresponding payable balances.  Additionally, the Accounts Payable line item of the balance sheet includes the Accounts Payable — affiliate balances, and the debit balance of $1,320 million in that line item represents the corresponding receivable balances.  The Company will revise its disclosure in future filings to present separate lines on the balance sheet for each reporting period for Accounts Receivable — affiliate and Accounts Payable — affiliate.

Exhibits 12.1 and 12.2

17.                               Please revise or tell us why you have added Net income/(loss) attributable to non- controlling interest to Income/(loss) from continuing operations before income tax in your calculation of Total Earnings for the purpose of computing the ratio of earnings to fixed charges.  Refer to (1)(C) of the instructions to paragraph (d) of item 503 of Regulation S-K.

Response:

The Company acknowledges that the addition of Net income/(loss) attributable to non-controlling interest to Income/(loss) from continuing operations before income tax in the calculation of Total Earnings for the purpose of computing the ratio of earnings to fixed charges was done in error.  All of the Company’s subsidiaries with non-controlling interests have incurred fixed charges and the Company’s calculation of fixed charges includes the amounts incurred on all subsidiaries that are consolidated, including those with non-controlling interests.  However, the line Income/(loss) from continuing operations before income tax includes the income from non-controlling interest and accordingly that amount is double-counted.  The Company notes that removing that line will result in a reduction in earnings to fixed charges of $0.02, or 2%, which the Company believes is both qualitatively and quantitatively immaterial.  The Company will revise this calculation in all future filings.

GenOn Energy, Inc. Form 10-K for the Year Ended December 31, 2012

General

18.                               Please confirm your understanding that when the comments below refer to GenOn, they should also be applied to GenOn Americas Generation and GenOn Mid-Atlantic.  If you believe that a comment does not apply to all three registrants, please clarify that in your response.

Response:

The Company will address the comments below with respect to GenOn, GenOn Americas Generation and GenOn Mid-Atlantic, as applicable, and will refer to them, collectively, as the “GenOn registrants” in the responses provided below.

Management’s Discussion and  Analysis of the Results of Operations and Financial Condition, page 23

19.                               We note your statement on page 23 under the heading “Predecessor and Successor Reporting” and throughout your analysis of results that for comparison purposes, the discussion of results of operations is based on the mathematical combination of the 2012 successor and predecessor periods compared to the predecessor’s year ended December 31, 2011.  Please amend to remove your presentation of combined results for 2012 as we do not believe it is meaningful or appropriate to merely combine information for the predecessor and successor periods given the change in basis resulting from the merger. Instead, you should separately discuss the historical results of the predecessor and the successor periods for 2012. If you believe that a comparison of pro forma results would provide valuable information and possibly a more relevant analysis of trends and changes, we will not object if you wish to augment your analysis of historical results by providing a supplemental analysis comparing the pro forma results of the current year periods to pro forma results for prior periods where the pro forma information is prepared in accordance with the guidance in Article 11 of Regulation S-X.  If you choose to present this pro forma analysis, you should explain to your readers how the pro forma presentation was derived, why you believe this presentation to be useful, and any potential risks associated with using such a presentation. Typically the presentation of pro forma statements of operations will be necessary in order to facilitate an understanding of the basis of the information being discussed, unless those same statements are already included in the filing.

Response:

The Company respectfully informs the Staff that for purposes of presenting and analyzing the GenOn registrants’ results of operations for the year ended December 31, 2012, the Company considered various alternatives and sought to apply an approach that would be (a) easily understandable by a reader of the Form 10-K and (b) consistent with the methodology used by management to evaluate the business.  Historical results were not readily available for the comparable stub period in 2011 as there was no mid-month close performed in that year, and the Company evaluated the differences between the predecessor and successor bases of accounting and concluded that they were immaterial to the 17 days from December 15 through December 31, 2012.  As a result, the Company concluded that the presentation of combined information for the predecessor and successor periods would be an effective and more accurate approach for providing management’s narrative analysis.

The net differences (including the percentages as compared to the combined 2012 periods as reported) between the predecessor and successor bases of accounting for each GenOn registrant as it relates to operating revenues, operating costs, operating loss and net loss are detailed below.  The impact to operating costs and operating income is primarily related to the reduction of depreciation expense associated with the reduction in value of the property, plant and equipment and the reduction of interest expense associated with the increased fair value of the acquired debt.

	GenOn Energy, Inc.		GenOn Americas Generation		GenOn Mid- Atlantic
(decrease in millions, except %)	$	%	$	%	$	%
Operating revenues	—	—%	—	—%	—	—%
Operating costs	8	—%	4	—%	3	—%
Operating loss	8	5%	4	46%	3	11%
Net loss	11	2%	5	5%	3	12%

In response to the Staff’s comment, the Company will revise its future filings to include a description within Management’s Narrative Analysis of the changes in basis that impact the results of operations and the quantitative impact to the results of operations of these changes. The following is an example of the format for this description:

“The NRG Merger was accounted for by NRG using acquisition accounting and through the application of “push-down” accounting, the purchase price paid by NRG was allocated to the Registrant’s assets, liabilities and equity as of the acquisition date based upon preliminary estimates.  Accordingly, the successor financial statements reflect a new basis of accounting and predecessor and successor period financial results are presented, but not comparable.

The most significant impacts of the new basis of accounting during the successor periods were (i) reduced depreciation expense due to the step-down of depreciable assets, (ii) lower interest expense for the remaining life of long-term debt due to its revaluation and related debt premium amortization along with the repayment of the senior secured term loan due 2017, and (iii) reduced cost of operations due to the amortization of lease obligations and out-of-market contracts.

The results of operations for successor periods included herein reflect certain acquisition-related transaction and integration costs which are not expected to have a continuing impact on the results going forward, and those amounts are included within a separate line within the Registrants’ consolidated results of operations.”

The Company will not present the combination of predecessor and successor periods in any future filings.  If the changes in bases result in a significant impact to the results of operations of any of the GenOn registrants, the Company will supplement the discussion with pro forma results prepared in accordance with Article 11 of Regulation S-X.

Financial Statements for the Year Ended December 31, 2012

Note 2 —  Summary of Significant Accounting Policies, page 65

Predecessor and Successor Reporting, page 65

20.                               We note your disclosure that push down accounting has been applied to the financial statements of GenOn.  Based on your successor financial statements and the pro forma financial statements contained in the Form 8-K/A filed by NRG on March 1, 2013, it appears that one of the primary changes resulting from the application of purchase accounting to your net assets was a significant write-down of your PP&E.  To help us better understand this significant write-down of PP&E at the merger date, please respond to the following comments:

•                                          Please explain to us whether and how your methodologies and assumptions for impairment testing immediately prior to the merger differed from those used to determine the fair value of the PP&E at the time of the merger such that the fair value was determined to be significantly below book value.  Please be detailed in your response.  As part of your response, please quantify for us the total write-down of PP&E that occurred at the merger date, and also quantify the portion of the write- down related to assets that were previously owned by RRI Energy and the portion related to assets that were previously owned by Mirant.  To the extent that any of the write-down related to assets that were previously owned by RRI Energy, please explain the intervening events and/or differing assumptions that cause their value to differ from the fair value recorded in the 2010 merger with Mirant.

•                                          You state in Note 11 that you viewed the July 2012 execution of the NRG Merger Agreement as a triggering event to evaluate your long-lived assets for impairment. Please tell us whether you tested your long-lived assets for impairment at that date using the held and used model or using the held for sale model.  If you applied the held and used model, please explain how you determined that this was the appropriate model considering that the execution of the NRG Merger Agreement appears to reflect management’s commitment to a plan to sell the assets.  Refer to the criteria in ASC 360-10-45-9.

•                                          Since the predecessor and successor financial statements reflect the same entities with the same net assets, please better explain to us why the significant write-down of PP&E is not reflected in GenOn’s stand-alone financial statements.  Please tell us whether you considered presentation of the impairment charge in the predecessor periods.  If you determined it was appropriate to record this impairment charge “on the black line” of GenOn’s predecessor/successor results of operations, advise in detail your basis in promulgated GAAP for this classification given the nature of the charge.

Response:

To determine how to test the PP&E for impairment, the Company considered the guidance in ASC 360-10-45-9, which states that all of the following criteria must be met in order for a long-lived asset to be classified as held for sale:

•                  Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).

•                  The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).

•                  An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.

•                  The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by ASC 360-10-45-11.

•                  The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

•                  Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The GenOn registrants considered that there was no active plan to market the GenOn business for sale and that if the sale to the Company did not receive the necessary approvals, which at the time of impairment testing and through the close of the acquisition, were uncertain, there was no intention to market the business to another buyer or contemplate a sale to another party.  In addition, the transaction between the Company and GenOn was very specific to the unique characteristics of each company and there were specific benefits associated with the transaction that would be unavailable to another acquirer.  GenOn management believed that if the transaction did not close as planned, GenOn would have continued to carry on business as usual and would not have considered another potential transaction.

In addition, at the time of impairment testing and the filing of the GenOn registrants’ Form 10-Qs, a number of approvals were not yet complete including a) approvals by the Company’s stockholders of the issuance of NRG common stock in the merger and the approval and adoption of the amendment to the Company’s certificate of incorporation to allow the size of the Company’s board of directors to be increased to 16 in connection with the closing of the merger at a meeting to be held on November 9, 2012, (b) adoption of the merger agreement by GenOn’s stockholders at a meeting to be held on November 9, 2012, (c) approval of the New York Stock Exchange listing for the NRG common stock to be issued in the merger, and (d) receipt of the required regulatory approvals from the FERC and the New York Public Service Commission.  The GenOn registrants determined that they were unable to conclude determinatively that the sale was probable and that it was unlikely that the plan would be withdrawn, given the status of approvals and intention of GenOn and the Company at that time.  Accordingly, the business was considered to be held and used for the purposes of impairment testing under ASC 360 through the acquisition date, at which time all of the criteria under ASC 360-10-45-9 were met.

In accordance with ASC 360-10-35-30, “estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall incorporate the entity’s own assumptions about its use of the asset (asset group) and shall consider all available evidence.”  The guidance also provides that the estimates should be reasonable in comparison to internal budgets and projections and should be made for the remaining useful life of the asset. Accordingly, the impairment models utilized to test the property, plant and equipment for impairment were based on internal management estimates of cash flows as of the impairment testing date.  The Company notes that the estimates of future cash flows used to test the recoverability of the GenOn assets were prepared by former GenOn management based on internal projections and management’s view of market economics for each plant. In accordance with ASC 805-20-30-1, the assets acquired in a business acquisition should be measured at their acquisition date fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The approach used to determine the fair value of the acquired property, plant and equipment in connection with the acquisition was based on a market participant view of the cash flows associated with the assets. The market participant view of estimated cash flows associated with the plants was determined by the Company’s management and validated by a third party valuation firm. Estimates of cash outflows for future maintenance and environmental capital expenditures were evaluated and in certain cases increased or decreased, useful lives were reviewed based on current estimates of market economics, and estimates of future gross margin for the plants were determined based on management’s fundamental view of market economics.

The Company also notes that in connection with acquisition accounting, the undiscounted cash flows for each plant that were fair valued using an income approach were reviewed and were noted to be higher than the book value of the assets as of the acquisition date. This supported the Company’s view that the decrease in fair value of the assets was a result of recording the assets at fair value in acquisition accounting, which involved discounting the market participant view of estimated plant cash flows.  For a small number of plants, the Company used a market approach and utilized comparable market transactions to value the plants in cases where the Company felt it was appropriate and the transactional information was available.

The following is a summary of the changes in asset values recorded in connection with acquisition accounting:

Book value of PP&E at 12/14/12	$6,286
Reduction to value of assets previously owned by RRI	(775)
Reduction to value of assets previously owned by Mirant	(1,575)
Total reduction to PP&E	(2,350)
PP&E at fair value on 12/15/12	$3,936

The Company respectfully notes that the fair values for the fixed assets are provisional and subject to the completion of the evaluations in process. The most significant decreases in provisional plant values for plants that were previously owned by RRI were for Cheswick (approximately $140 million), Ormond Beach (approximately $135 million), Gilbert (approximately $70 million), and Seward (approximately $90 million), offset in part by an increase in the value of Hunterstown of approximately $50 million.  The decrease in the value of Gilbert was driven by the Company’s decision to retire certain of the units.  The decrease in Cheswick and Seward was due in part to higher estimates of coal costs. The decrease in Ormond Beach was due to the addition of additional environmental compliance costs and changes in market economics for long start units such as Ormond which resulted in shortening the useful life of the plant by approximately 8 years.

Based on the Company’s valuation work performed, the reduction in the value of PP&E is primarily reflective of applying acquisition accounting, which included utilizing a market participant view to estimate cash flows and discounting the cash flows to present value.  The Company believes that reduction in PP&E values was a result of acquisition accounting and accordingly, was appropriately recorded in the successor period in connection with acquisition accounting, as the reduction in PP&E values would not have occurred in the absence of the transaction.

21.                               We note that the other primary change resulting from the application of purchase accounting to your net assets was a significant increase in deferred tax assets.  Please tell us how you considered pushing down the deferred tax assets related to the excess of GenOn’s historical tax basis of assets and liabilities over the net amount assigned to GenOn’s assets and liabilities in the merger.

Response:

The Company respectfully informs the Staff that it recorded the excess of GenOn’s historical tax basis of assets and liabilities over the net amount assigned to GenOn’s assets and liabilities in purchase accounting on GenOn’s balance sheet. Based on cumulative pre-tax losses, a valuation allowance for the full amount of the net deferred tax assets was also recorded on GenOn’s balance sheet.  Accordingly, the impact of the push down of these assets is not apparent in the GenOn financial statements.  In assessing the realizability of the net deferred tax assets on a combined basis, the valuation allowance was removed by the Company as a result of achieving a “more likely than not” position of utilizing the net deferred tax asset. As a result, the deferred tax assets associated with the basis differences are apparent on the financial statements for the Company which include GenOn.

Note 3 —  NRG Merger, page 73

22.                               We note your tabular presentation of NRG’s purchase price allocation to your net assets at the date of the merger.  To clarify to your debt-holders the underlying reasons for the significant change in the basis of your net assets between the predecessor and successor periods, please disclose why the basis of your PP&E significantly declined and, if applicable, why your deferred tax assets significantly increased.

Response:

In response to the Staff’s comment, the Company will revise the GenOn registrants’ future filings to include a description similar to the description included below in Note 3, “NRG Merger,” to the financial statements, including the underlying reasons for the significant change in the basis of the property, plant and equipment and the implications of recording the deferred taxes resulting from the basis differences, offset by the valuation allowance recorded as a result of historical losses.

“The estimated fair values of the property, plant and equipment were significantly lower than the book value, which reflects changes to expected market dynamics, including commodity prices, resulting in lower estimated cash flows and in some cases, shorter useful lives of the underlying assets. In addition, the difference between the historical tax basis of the assets and liabilities over the net amount assigned to the assets and liabilities in acquisition accounting was recorded as a net deferred tax asset.  Based on cumulative pre-tax losses, a valuation allowance for the full amount of the net deferred tax assets was also recorded.”

Note 16 —  Segment Reporting, page 112

23.                               Given your statement on page 5 that GenOn Mid-Atlantic operates only in the East, we assume that GenOn Mid-Atlantic operates in one reportable segment which is included within the “East” segment for both GenOn Americas Generation and GenOn.  If our understanding is correct, please clarify this matter to your readers; otherwise, please explain this to us in more detail.

Response:

In response to the Staff’s comment, the Company will revise its future filings to clarify that GenOn Mid-Atlantic operates only in the East region in Note 16, “Segment Reporting,” to the financial statements.

*     *     *     *     *

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2180.

Very truly yours,

/s/ Paul D. Zier

Paul D. Zier

cc:	David W. Crane
Brian Curci
Gerald T. Nowak